

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2024

Bharatt Chowrira
Chief Executive Officer
PureTech Health plc
6 Tide Street, Suite 400
Boston, MA 02210

>   **Re: PureTech Health plc**
>   **Schedule TO-I filed May 20, 2024**
>   **File No. 005-92234**

Dear Bharatt Chowrira:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed May 20, 2024

Notification of interests, page 13

1.   Please expand to summarize the "certain circumstances" under which the articles of association of the Company require Shareholders to notify it of their interests in Ordinary Shares, and to additionally summarize the information that must be provided to the Company under such circumstances.

Terms and Conditions of the Tender Offer, page 21

2.   Disclose the existence of any alternative financing plans or arrangements in the event the Company does not have "sufficient profits available for distribution to acquire" the tendered shares. If there are none, so state. Refer to Item 1007(b) of Regulation M-A.

3.   We note that the purchase of tendered shares is conditioned on Jefferies' satisfaction that "the Company has complied with its obligations, and is not in breach of any of the representations and warranties given by it, under the Option Agreement." All offer

conditions should be expressly described, including such obligations, representations, and warranties. Please revise or advise.

General

4. We note your disclosure that the Tender Offer is not being made in any Restricted Jurisdiction and that "the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction." While the Company need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all eligible holders who tender into the offer. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please revise accordingly.

Settlement, page 33

5. We note the disclosure that the Company intends to rely on the Tier II exemption from Rule 14e-1(c) to pay for tendered Shares in accordance with UK law and practice. Revise to clarify what this means in terms of the timing of payment, including for Shareholders outside the UK or those who do not hold through CREST.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions